February 28, 2006


Via facsimile (310) 919-3970 and U.S. Mail
Alfred G. Scheid
Chairman of the Board of Directors
Scheid Vineyards Inc.
305 Hilltown Road
Salinas, California
93908

Re:	Scheid Vineyards Inc.
		Schedule 13E-3
      Filed January 30, 2006
File No. 005-51407
      Preliminary Information Statement on Schedule 14C
      Filed January 30, 2006
      File No. 005-51407

Dear Mr. Scheid:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. Rule 13e-3 requires each issuer and affiliate engaged in a going-private transaction to file a Schedule 13E-3 and furnish the required disclosures. What consideration was given to whether Mr. Alfred G.
Scheid is an affiliate engaged in the going private transaction and should be a filing person on the Schedule 13E-3? In this regard, we note the continued control he will have following the transaction. In your analysis, please address what role Mr. Scheid played in the company`s consideration of the reverse stock split. Finally, please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3, including the fairness determination and recommendation requirements.

2. See our comment above. We note that Mr. Alfred G. Scheid beneficially owns 51.4% of Scheid Vineyards common stock. However, we are unable to locate a Schedule 13D or 13G on file that discloses
Mr. Scheid`s intention with regard to the company going private. Similarly, it does not appear that Scott Scheid, Heidi Scheid or Kurt
Grollnick filed a 13D or 13G.  Please advise.


3. Please clarify your disclosure to explain why you are conducting a reverse stock split for both your Class A Common Stock and your Class
B Common Stock. In view of the fact that your Class B Common Stock is not a registered class, please explain. Also, further explain why you believe that Class A and Class B Common Stock should be equally valued. In this regard, we note that Class A Common Stock is listed on the NasdaqSC market, while the Class B Common Stock is neither registered nor listed.

Item 2.  Subject Company Information, page 1

4. Rather than reference the entire Question & Answers section of the information statement, provide a specific cross reference to the question and answer that provides the disclosure required by Item 1002 (c) of Regulation M-A regarding the high and low sales prices of the subject securities.

5. Consistent with the requirements of Item 1002(f) of Regulation
M-
A, supplement the disclosure under the Certain Transactions section of the information statement to specify the price paid per share for each share the company purchased from Tyler P. Scheid in January 2006.

Item 13.  Financial Information, page 5

6. It appears that you do not believe that pro forma financial information pursuant to Item 13 of Schedule 13E-3 is applicable.
Please advise of your basis for not disclosing this financial information as set forth in Item 1010 of Regulation M-A.



Preliminary Information Statement

General

7. Where comments on one section of the information statement also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

8. Please update all disclosures to the latest practical date to include your most recent financial information and fill in all blank spaces.

Summary of Terms of Reverse Stock-Split, page 1

9. We note that the "Special Committee and the Board has determined that the Reverse Stock Split is fair to and in the best interest of all of [y]our security holders, including those owning shares being cashed out pursuant to the Reverse Stock Split and those who retain an equity interest in [y]our Company subsequent to the consummation of the Reverse Stock Split." Although you address the fairness of the transaction to your security holders that will be cashed out and those that will remain, it does not appear that you specifically address the fairness of the transaction to the unaffiliated security holders that will be cashed out and those that will remain. See Item
1014(a) of Regulation M-A. Also, Rule 13E-3 requires a separate analysis as to the fairness for unaffiliated security holders that will be cashed out and those that will remain. Please make similar revisions throughout your preliminary information statement. We remind you that similar disclosure should be included for each filing person.


10. We note the reference to the Board`s reservation of the right, in its discretion, to abandon the Reverse Stock Split despite it having already been approved. As done on page 16, please revise to delineate the circumstances in which the board may choose to abandon the Reverse Stock Split if it determines such abandonment is in the best interests of the company. Also, revise page 2 to quantify, if known, at what point beyond your anticipated costs you will not affect the Reverse Stock Split.


11. Please supplement the disclosure in the Summary to clarify the disadvantages of the Reverse Stock Split for unaffiliated stockholders who will be cashed out and those who will remain stockholders following the split. In this regard, we note the discussion of such disadvantages on page 4 of the information statement.

Selected Financial Information, page 3

12. We note that you incorporate by reference the financial information required by Item 13 of Schedule 13E-3. Item 13 of
Schedule 13E-3 requires that at least a summary of that information be disseminated to security holders. See Instruction 1 to Item 13 of
Schedule 13E-3. Although we note that you incorporate the Selected
Financial Information on page 3 of your Schedule 14C, this disclosure does not appear to include all of the information required by Item 1010(c) of Regulation M-A, including book value per share and ratio of earnings to fixed charges. Please revise your disclosure.

Questions and Answers about the Reverse Stock Split, page 3

Q: What are the interests of directors and executive officers in the
Reverse Stock Split?, page 5

13. Further disclose the effect of this transaction on your affiliate`s interest in the net book value and net earnings of Scheid
Vineyards in dollar amounts and percentages.  See Instruction 3 to
Item 1013(D) of Regulation M-A. Further, supplementally advise of the increase of share ownership after the reverse split for each security holder listed in the table on page 24.

Special Factors, page 7

Reasons for and Purpose of the Reverse Stock Split, page 7

14. We note your disclosure that neither the company nor its shareholders have realized the benefits normally associated with being a public company, inclusive of the benefits associated with capital raising transactions, larger public floats and greater trading volume and liquidity. Please supplement your disclosure by explaining why the company has not been able to realize such benefits in the past and why you believe that the company will not be capable of realizing such benefits in the future.

15. Given that the Sarbanes-Oxley Act and many of its provisions have been applicable to the company for the past three years, explain why the cost of such compliance now, as opposed to any prior time at which you were subject to the requirements of the Sarbanes-Oxley Act, imposes such a substantial cost and burden to the company and necessitates a going-private transaction at this time. In this regard, revise to more completely explain the financial situation of the company, and in particular, any financial difficulties, including discussions of any revenue and net income decreases.

16. Expand to clarify the nature of the annual expenses related to internal control compliance.

Strategic Alternatives Considered, page 9
17. In this section, your disclosure implies that a "number" of strategic alternatives were considered as part of a "broad [er] effort" by the board to explore such strategic alternatives. Yet, it would appear that only two alternatives were considered; namely, remaining a public company or engaging in a self-tender offer. As may be appropriate, please revise to disclose any other alternatives considered by the board. In this regard, disclose whether you considered any transactions that did not include management, such as placing Scheid Vineyards up for sale. If not, please disclose why the board did not consider such alternative, non-management transactions.

Background of Reverse Stock Split, page 10

18. You reference meetings of the board that commenced in October 2005 as part of a broader effort by the board to explore strategic alternatives. In addition, you disclose that a Special Committee was formed in December 2005 to specifically investigate the alternative of a reverse stock split. In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, negotiations, and contacts among Board members, the Special Committee, management and/or third parties. In doing so, please identify the participants of each discussion, meeting, or contact, the date of each discussion or meeting, and the individuals and/or entities that initiated the contact. See Item 5 of Schedule 13E-3, and Instructions to Items 1005(b) and (c) of Regulation M-A. For example, but without limitation, refer to the following for additional guidance:

* Please identify the person or persons who first raised the issue of
taking the company private and provide a more definite time frame for
this action.  We note your statement that, beginning in October
2005
your Board had exploratory discussions about evaluating a Reverse Stock Split as a strategic alternative for Scheid Vineyards;
* Please discuss in greater detail any deliberations that occurred relating to the company`s reporting status and or the potential Reverse Stock Split between the time when this issue was first raised in October 2005 and December 2, 2005;
* Describe the participation of specific members of the Board in the background of the transaction, including Mr. Afred G. Scheid. Also, revise to name the board members that made up the Special Committee, why they were chosen and the role and responsibilities of the committee;
* Please discuss any other prices that were considered before determining the final cash-out price. Describe the deliberative process, including how the board derived the per share price based on the trading prices, book value, results of operations and projected future results; and
* Please identify legal counsel for the company and its relationship with the company.

19. Clarify in your disclosure when the board determined that pursuit of the other strategic alternatives was not preferable and delineate when the Special Committee of the Board made a determination that the
Reverse Stock Split was advisable.

Effects of the Reverse Stock Split, 10

20. Although we note that you disclose the effects of the Reverse Stock Split on Scheid Vineyards, its security holders that will be cashed out and those that will remain, it is unclear whether there will be specific effects of this transaction on unaffiliated or affiliated security holders, whether or not they will be cashed out.
Please revise. Also, we remind you to provide a materially complete discussion of the detriments of the Reverse Stock Split on page 11.
For example, expand your disclosure to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of your financial statements.

Federal Income Tax Consequences of the Reverse Stock Split, page
12

21. You disclose that your tax discussion "does not purport to be a complete analysis of all the potential tax considerations" relating to your transaction. Although you may disclose that your tax discussion may not address the particular tax consequences of each security holder, disclaimers of this type appear to be inconsistent with the requirement that all material federal income tax information be disclosed in your proxy material. Please revise. Similarly, please clarify your statement that your tax discussion is "not a comprehensive description of all of the tax consequences that may be relevant to holders of the Company`s Class A and Class B Common Stock." In this regard, you should revise to explain that your tax discussion is not a comprehensive description as it applies each security holders own particular circumstances.

Recommendation of the Special Committee and the Board; Fairness of the Reverse Stock Split, page 13

Financial Analysis and Summary of Factors Reviewed, page 13

22. Please revise the discussion of the board`s fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. In this regard, we note the absence of a discussion of the liquidation value and going concern factors as noted in Instruction 2 of Item 1014. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. Also, please expand your disclosure to include a materially complete discussion of each material factor forming the basis of the fairness determination of the Board and the Special Committee. Quantify each factor and analysis to the extent possible. For example, but without limitation, describe the historical stock price analysis and explain how the analysis of Scheid Vineyards` daily closing market price and trading volume supports the fairness determination of the Board and the Special Committee. Further, we remind you that if any of the factors yielded a higher per share value than the cash-out price, please disclose this prominently and explain why the Special Committee and the Board continue to believe that the transaction is fair.


23. In your description of the analyses, clarify who performed them.
To the extent that the board and/or special committee is relying on the analysis of others, including management, they should adopt such analysis or analyses as their own.

24. In light of the absence of a fairness opinion, please discuss any other prices that were considered before determining the final cash-out price of $9.25 per share and explain how the $9.25 per share was ultimately determined. Although we note the disclosure in the information statement regarding the board`s consideration of current trading prices, historical market prices and book value, inform us of whether the board chose the price per share exclusive of any financial appraisals. In this regard, we refer you to disclosure on page 14 in which you state that the price was determined based on consideration of the aforementioned items and "other factors". Please clarify your disclosure to delineate the "other factors" that you are referencing. In this regard, consistent with the requirements of Item 1015 of Regulation M-A, each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report the would require a reasonably detailed description in the information statement. Please confirm, if true, that no reports material to the Rule 13e-3 transaction were consulted. Otherwise, please revise to include the description of any such report and file the appropriate exhibits.

25. Please disclose all projections and underlying assumptions of the company that are underlying the analyses described and, specifically, that were used to formulate the per share cash out price and fairness determination. Please note that any non-public information used by the Board and the Special Committee should be summarized in the filing. If the Board and the Special Committee did not utilize any projections or underlying assumptions, please advise.

26. Please revise to discuss whether the Board and the Special Committee considered any different factors with regard to the two categories of unaffiliated stockholders. That is, did any factors support the determination with regard to security holders being cashed out but not those that will remain?

Procedural Fairness, page 15

27. You disclose that a stockholder may determine whether or not to remain a stockholder after the reverse split transaction by acquiring sufficient shares so that they hold at least 5 shares immediately prior to the split transaction and indicate that this is a positive factor in support of the fairness of the transaction. However, unaffiliated security holders who elect to do so will hold a very small percentage of the company controlled by others with no public market through which to liquidate their shares, and no guarantee of any future dividends. Accordingly, explain how the board viewed the opportunity to purchase shares in the open market as a factor that favored the fairness of this transaction to unaffiliated security holders. Further, explain any difficulty that security holders may have in trying to acquire common stock prior to the split transaction and explain that all stockholders who may want to acquire greater than 5 shares may be unable to do so.

Financing of the Reverse Stock Split, page 19

28. You disclose your intent, subject to the approval of your lender, to finance the Reverse Stock Split using your working capital. Please update your disclosure to specify whether such approval has been obtained and why such approval is necessary. If no such approval has yet been obtained, please revise to indicate the alternatives you have for financing the Reverse Stock Split.
Also,
in view your working capital as of September 30, 2005, it does not appear that you have sufficient funds to finance this transaction. Please revise.

Closing Comments

   As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all filing persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Mellissa Campbell Duru at (202) 551-3757 or in her absence, the undersigned, at (202) 551-3456 if you have any questions.

							Sincerely,



							Jeffrey B. Werbitt
							Attorney-Advisor
							Office of Mergers &
Acquisitions

cc:	Gerald M. Chizever, Esquire
	Loeb & Loeb LLP
	10100 Santa Monica Blvd.
	Suite 2200
	Los Angeles, California 90067-4164




Alfred G. Scheid
Scheid Vineyards Inc.
February 28, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05